Kathryn A. Lawrence

Direct Dial: 804.420.6016

klawrence@williamsmullen.com

May 13, 2024

VIA EDGAR AND FEDEX OVERNIGHT

Ms. Kate Beukenkamp

Mr. Donald Field

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Angel Studios, Inc.
Amendment No. 1 to Registration Statement on Form 10-12G
Filed April 19, 2024
File No. 000-56642

Dear Ms. Beukenkamp and Mr. Field:

On behalf of our client, Angel Studios, Inc., a Delaware corporation (the “Company”), set forth below is the response of the Company to the comment letter dated May 7, 2024 (the “Comment Letter”) received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding Amendment No. 1 to the Company’s Registration Statement on Form 10-12G filed on April 19, 2024 (the “Amended Registration Statement”). This letter is being submitted contemporaneously with the filing of Amendment No. 2 to the Registration Statement (“Amendment No. 2”) containing changes made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Amended Registration Statement. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 2.

For your convenience, each Staff comment contained in the Comment Letter is set forth below in bold, numbered to correspond with paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Company.

Amendment No. 1 to Registration Statement on Form 10-12G

Item 1. Business

Business Plan, page 5

1.	We note your response to prior comment 1, including your revisions on page 5 to state that the “VAS Portal and the Angel Funding Portal are operated independently of Angel Studios.” For context, please revise this section to briefly disclose the related party relationship between these entities and/or provide an appropriate cross-reference. We note your disclosure on page 40 under “Certain Relationships and Related Transactions, and Director Independence.”.

Response: In response to the Staff’s comment, please see the revised disclosure on page 5 of Amendment No. 2, which includes more detailed disclosure regarding the related party relationship between VAS Portal, LLC, the Angel Funding Portal and the Company.

Williams Mullen Center | 200 South 10th Street, Suite 1600 Richmond, VA 23219 | P.O. Box 1320 Richmond, VA 23218
T 804.420.6000 F 804.420.6507 | williamsmullen.com | A Professional Corporation

2.	We note your response to prior comment 4. Please further revise your disclosure to briefly describe the technology underlying the facilitation of your “Theatrical Pay-It-Forward” program. For example, please describe whether the technology is a website or app and whether this technology is owned or otherwise controlled by you. Further, please briefly expand your disclosure to discuss what is entailed in the “partnership with renowned theaters,” for example, whether you have entered written partnership agreements or something else.

Response: In response to the Staff’s comment, please see the revised disclosure on page 6 of Amendment No. 2, which includes more detailed disclosure regarding the technology underlying the facilitation of the Company’s “Pay-it-Forward” program. The revised disclosure also reflects the removal of the previous reference to the Company’s “partnership” with renowned theaters such as AMC, Cinemark, Regal and others, as these are simply theaters in which patrons can experience the Company’s films, after which these patrons may (separately) utilize the Company’s Theatrical Pay-it-Forward technology to purchase tickets for others to also watch the film in the theater.

Item 1A. Risk Factors

Risks Related to Our Business

We rely upon a number of partners to make our services available on their devices., page 15

3.	We note your response to prior comment 16, including your revision to disclose that you “work” with various tech companies and distributors such as Roku, Google, Apple and Samsung but do not appear to have agreements in place with these parties. Please revise your disclosure to discuss the nature of your relationships with these entities and whether you have any written agreements with them to distribute your content.

Response: In response to the Staff’s comment, please see the revised disclosure on page 15 of Amendment No. 2, which includes more detailed disclosure regarding the nature of the Company’s relationships with tech companies and distributors such as Roku, Google, Apple, Samsung and LG, and the terms on which such companies and distributors distribute the Company’s content.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

4.	Please provide a discussion of results of operations and cash flows that compares the results of 2022 to 2021. To the extent you attribute their fluctuations to multiple factors, separately quantify individual factors. See Item 303(b) of Regulation S-K.

Response: In response to the Staff’s comment, please see the revised disclosure on pages 26, 28 and 29 of Amendment No. 2, which includes a discussion of results of operations and cash flows that compares the results of 2022 to 2021, including a separate quantification of the individual factors to which their fluctuations can be attributed.

5.	Please provide a table that separately lists all sources of revenues for each period presented (Digital and Physical Media Revenue, Pay-it-forward Revenue, Angel Guild, Revenue Theatrical Release Revenue, Content Licensing, and Other revenue). Additionally, expand your discussion of changes in revenues from 2023 to 2022 to separately quantify individual factors causing the increases between periods and to fully explain the reasons for each material change. See Item 303(b) of Regulation S-K.

Response: In response to the Staff’s comment, please see the revised disclosure on pages 24 and 26 of Amendment No. 2, which includes tables that separately list all sources of revenues for each period presented, as well as expanded disclosure regarding changes in revenues from 2023 to 2022 to separately quantify individual factors causing the increases between periods and the reasons for each material change.

Operating Expenses, page 25

6.	Please quantify the amount of pay-it-forward receipts that offset sales and marketing expenses in your MD&A discussion on operating expenses. See Item 303(b) of Regulation S-K.

Response: In response to the Staff’s comment, please see the revised disclosure on page 25 of Amendment No. 2, which includes, within the Company’s MD&A discussion on operating expenses, more detailed disclosure to quantify the amount of pay-it-forward receipts that offset the Company’s sales and marketing expenses.

Investment Affiliates, page 40

7.	We note your response to prior comment 20. Please further revise to disclose the ownership interest held by Daniel Harmon, one of the brothers of your CEO and your Chief Content Officer, and the president of Tuttle Twins.

Response: In response to the Staff’s comment, please see the revised disclosure on page 42 of Amendment No. 2, which includes more detailed disclosure regarding the ownership interest held by Daniel Harmon (the Company’s Chief Content Officer, brother to its CEO and President of Tuttle Twins).

Item 7. Certain Relationships and Related Transactions, and Director Independence

Promotion and Marketing Services Agreement with Harmon Brothers, LLC, page 40

8.	We note your response to prior comment 21. Please further revise your disclosure to add specificity regarding the “agreed upon rates” in relation to promotion and marketing services provided. We note your statement that the rates are comparable to those charged by HB to other non-related parties. However, a lack of clarity and detail remains regarding how these rates are earned and calculated.

Response: In response to the Staff’s comment, please see the revised disclosure on page 42 of Amendment No. 2, which includes more detailed information regarding how the agreed upon market-based rates charged by HB in connection with its provision of the promotion and marketing services to the Company are earned and calculated.

Notes to Consolidated Financial Statements

1. Description of Organization and Summary of Significant Accounting Policies

Deferred Financing Costs and Note Discount, page F-10

9.	Please explain why Funds raised through the VAS Portal are accounted for as a note discount and tell us the nature of the instrument underlying the Funds over which the Funds are amortized to interest expense.

Response: In response to the Staff’s comment, please see the revised disclosure on page F-10 of Amendment No. 2, which specifies that funds raised through the VAS Portal are accounted for as notes payable (rather than as a note discount, as inadvertently stated previously due to a scrivener’s error).

Revenue Recognition

Content Licensing, page F-11

10.	We note your response to prior comment 34. Please tell us where you disclose the amount of adjustment recorded for royalty revenue. If true, disclose that such adjustments have been immaterial for the periods presented.

Response: In response to the Staff’s comment, please see the revised disclosure on page F-12 of Amendment No. 2, which discloses that the amount of adjustment recorded for royalty revenue have been immaterial for the periods presented.

7. Note Payable, page F-16

11.	Please describe the terms of the revenue participation rights that were granted to the investors. Also tell us your accounting treatment of these rights and the basis for your treatment.

Response: In response to the Staff’s comment, please see the revised disclosure on page F-16 of Amendment No. 2, which includes more detailed disclosure regarding the terms of the revenue participation rights granted to investors, the Company’s accounting treatment of such rights and the basis for such treatment.

If you have any questions concerning the Amended Registration Statement or require any additional information, please do not hesitate to contact the undersigned at (804) 420-6016 or klawrence@williamsmullen.com, or my colleague, T. Rhys James, at (757) 473-5304 or rjames@williamsmullen.com.

Sincerely,

/s/ Kathryn A. Lawrence
Kathryn A. Lawrence

cc:	Patrick Reilly, Angel Studios, Inc.
T. Rhys James, Williams Mullen

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